Exhibit (a)(10)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN AUSTRALIA

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Australia. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. The rules in Australia are unclear with respect to taxation of the option exchange. The surrender of your option in consideration for the acquisition of the New Option Grant will most likely be deemed a disposition of the surrendered option. The tax treatment of such deemed disposition will depend on whether you elected to be taxed at grant on the value of the surrendered option. If you elected to be taxed at grant, then you will likely be required to recognize a taxable capital gain (or loss) equal to the market value of the surrendered option at the date of their cancellation, less the cost basis of such option. Any capital gain will be subject to reduction by one-half if you have held the surrendered option for at least 12 months. If you did not elect to be taxed at grant, then you will likely be required to recognize income equal to the market value of the New Option Grant you receive as consideration for surrendering your existing option. Since the tax law in this area is not settled, however, we cannot predict the tax consequences with certainty.

The following information on tax consequences of the New Option Grant assumes that the New Option Grant is deemed to be granted under an employee share scheme.

New Option Grant. If you elect to be taxed on the New Option Grant at the time of grant, then you must include in your assessable income taxable gain equal to the market value of the right to receive the New Option Grant, less the market value of the surrendered option it replaces, determined as of the date of the cancellation of the surrendered option in accordance with a statutory formula. The application of the formula in this context is not entirely certain.

Exercise of New Option Grant. If you do not make the election to be taxed on the New Option Grant at the time of grant, you will recognize taxable income upon the exercise of the option in an amount equal to the difference between the fair market value of the shares on the date of option exercise (or, if the shares are sold within 30 days, the sale proceeds) and the price paid for the shares. This income will be treated as compensation income. You must pay all required taxes on this amount at your marginal tax rates. The Corporation will withhold all applicable income and social taxes with respect to that income.

Note that you may be taxed earlier upon cessation of your service or upon disposition or termination of the option.

Sale of Shares. If you do not make the election to be taxed on the New Option Grant at the time of grant, the tax consequences of the subsequent sale will depend on the length of time you have held the shares. If the shares are sold within 30 days of purchase, you will not be subject to any further taxation on the sale of the shares. If the shares are sold more than 30 days from the date of purchase, you will be subject to capital gains tax on the difference between the sale price of the shares and the fair market value of the shares on the date of exercise. If you hold the shares for at least 12 months after exercise, only 50% of the capital gain will be subject to tax.